February 15, 2023

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Atlas Energy Solutions Inc.

Registration Statement on Form S-1

Filed January 31, 2023

File No. 333-269488

Ladies and Gentlemen:

Set forth below are the responses of Atlas Energy Solutions Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 7, 2023, with respect to Registration Statement on Form S-1, File No. 333-269488, filed with the Commission on January 31, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. All capitalized terms used in this letter that are not defined have the meaning given in Amendment No. 2.

Registration Statement on Form S-1 filed January 31, 2023

Management, page 168

1.	Please revise to clarify Mr. Cole and Ms. Hock’s business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:    The Company acknowledges the Staff’s comment and advises it that the disclosure has been revised on page 168 of Amendment No. 2.

Executive Compensation, page 176

2.

We note you disclose that, in connection with this offering, the Class P Units will continue to be held by your named executive officers and such officers will receive, in exchange for their Class P Units, substantially equivalent securities in one of your affiliates that will remain outstanding following the consummation and until such time that such securities are converted into the right to receive, and exchanged for, shares of your common stock upon the satisfaction of certain conditions. We further note that

Securities and Exchange Commission

February 15, 2023

each Class P Unit is granted with a specific hurdle amount, or distribution threshold, and will only provide value to the holder based upon your growth above that hurdle amount. Please revise your filing to disclose and clarify the material terms of the outstanding Class P Units and clarify who will be responsible for payments made in connection with the incentive units subsequent to the transactions contemplated in this prospectus. For example, please disclose the specified hurdle amounts that govern distributions for the units or tell us why you do not believe such information is material. In addition, please file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE:    The Company respectfully informs the Staff that it does not believe that the terms of the Class P Units are material to investors in our Class A common stock since the payments made in connection with these Class P Units, if any, will be borne by affiliate entities of the Company and will not dilute or burden investors in our Class A common stock. The Class P Units were also granted to the named executive officers with vesting schedules that required such officers to provide services for a period of at least three years prior to becoming vested in the awards. The required services were performed with respect to affiliate and predecessor entities and fully satisfied more than one full year prior to this initial public offering. The applicable affiliate entities responsible for the settlement of the Class P Units are described in other sections of the Form S-1 Registration Statement as the holding companies formed in connection with the corporation reorganization through which our Legacy Owners will hold their membership interests (the “Holding Companies”). Our named executive officers will only receive payments with respect to the Class P Units if and when the applicable Holding Companies achieve certain minimum return hurdle amounts, and the applicable Holding Companies distribute their assets (which includes shares of our Class A common stock). The Company will not make any payments and will not issue any new shares of Class A common stock with respect to the Class P Units. In addition, the Company does not believe it is required to file the Class P Unit Grant Agreement, as neither the Company nor the Company’s investors in our common stock will bear any burden or dilution from any payments made with respect to the Class P Units or the securities for which they may be exchanged.

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Securities and Exchange Commission

February 15, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours,

ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

Enclosures

cc:	Thomas Zentner, Vinson & Elkins LLP